UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated March 21, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333- 202880) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ K.I.D. Tuinstra
Name: K.I.D. Tuinstra Title: Authorized Officer

By:	/s/ P.G. van der Linde
Name: P.G. van der Linde Title: Authorized Officer

Dated: March 21, 2017

Signature page to Form 6-K

EXPLANATORY NOTE

Pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, ING Groep N.V. is today filing a Prospectus with the Securities and Exchange Commission, which forms a part of ING Groep N.V.’s automatic shelf registration statement on Form F-3 (File No. 333-202880) (the “Registration Statement”). In connection therewith, ING Groep N.V. is filing the Exhibits attached hereto.

The following exhibits are incorporated by reference into the Registration Statement as exhibits thereto and are filed as part of this Report:

EX-8.1	Tax Opinion of PwC Belastingadviseurs N.V.

EX-8.2	Tax Opinion of Sullivan & Cromwell LLP

EX-23.1	Consent of PwC Belastingadviseurs N.V. (included as part of Exhibit 8.1)

EX-23.2	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 8.2)

EX-23.3	Consent of KPMG Accountants N.V.